Exhibit 99.9

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

May 12, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 58,710,383

TURBINE INSTALLATION IN KINGMAN AND WINDSTAR

Western Wind Energy (the “Company”) is pleased to announce that erection is occurring at both the Kingman and Windstar sites. At Kingman, all turbine components arrived and four (4) out of the five (5) towers have been erected with the first installed nacelle completed last week. Management has been informed that mechanical completion of the turbines will be completed by the end of this month.

At Windstar, turbines began arriving last week. Installation of the first tower occurred last week and management has been informed that turbine installations be completed by the end of September, 2011. Western Wind will start posting videos and construction photos by early next week on its website for all the public to view.

The Company has granted a total of 50,000 options, 25,000 each at $1.45 and $1.50 respectively, vesting over the next two years to the Chief Engineer and the Senior Environmental Planner-Associate Counsel.

About Western Wind Energy Corp.

Western Wind is a mid-tier vertically integrated renewable energy production company that currently has by way of 100% direct ownership, over 500 wind turbines and 165 MW of net rated capacity in production or in construction, and a further 311 MW of priority expansion development assets in the States of California, Arizona and the Commonwealth of Puerto Rico. In addition, Western Wind has a 1,300 MW California Development Initiative.

Western Wind is in the business of owning and acquiring land sites, generation assets and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

JEFFREY CIACHURSKI
Chief Executive Officer and Director

For Inquires, please contact:
Lawrence Casse, Investor Relations
(416) 992-7227

alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.